SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

KIMBER RESOURCES INC.
(Name of Issuer)

Common Shares, no par value
(Title of class of securities)

49435N101
(CUSIP number)

James J. Puplava
10809 Thornmint Road, 2nd Floor
San Diego, CA 92127
(858) 487 - 3939
(Name, address and telephone number of person authorized to receive notices and communications)

February 16, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  James J. Puplava

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  PF; AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		5,221,000

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	5,221,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,221,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.8%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Mary Puplava

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  PF; AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		5,221,000

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	5,221,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,221,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.8%

14 TYPE OF REPORTING PERSON: IN


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Financial Services, Inc.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  California
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	2,527,800

8 SHARED VOTING POWER 		  576,900

9 SOLE DISPOSITIVE POWER:	2,527,800

10 SHARED DISPOSITIVE POWER	  576,900

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,104,700

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.4%

14 TYPE OF REPORTING PERSON: IA


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Securities, Inc.

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  California

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	0

8 SHARED VOTING POWER 		576,900

9 SOLE DISPOSITIVE POWER:	0

10 SHARED DISPOSITIVE POWER	576,900

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 576,900

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.2%

14 TYPE OF REPORTING PERSON: BD


CUSIP No. 49435N101


1 NAME OF REPORTING PERSON:  Puplava Family Trust

S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]

3 SEC USE ONLY

4 SOURCE OF FUNDS:  AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e): [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER	 	138,986

8 SHARED VOTING POWER 		0

9 SOLE DISPOSITIVE POWER:	138,986

10 SHARED DISPOSITIVE POWER	0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 138,986

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.3%

14 TYPE OF REPORTING PERSON: OO


CUSIP No. 49435N101


This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D dated September 26, 2006, as amended by Amendment No. 1, dated October 23, 2006 and Amendment No. 2 dated October 31, 2006 (the "Statement") relating to the common shares, no par value (the "Shares"), of Kimber Resources Inc., a British Columbia corporation (the "Company"), and is filed by and on behalf of the undersigned reporting persons (collectively, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 2.	IDENTITY AND BACKGROUND

The address of the Reporting Persons is:  10809 Thornmint Road,
2nd Floor, San Diego, California 92127.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding
Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person. The Shares owned by James Puplava include 140,000 Shares that he may acquire upon the exercise of stock options, which are treated as outstanding for the purpose of determining the percentage of outstanding Shares that he and Mary Puplava own.

The Shares shown in this Report as beneficially owned by the Reporting Persons do not include (a) 3,205,638 Shares owned by clients of Puplava Financial and held in accounts for which Puplava Financial has discretion to purchase and sell, and (b) 38,350 Shares owned by clients of Puplava Securities and held in accounts for which Puplava Securities has discretion to purchase and sell. Puplava Financial and Puplava Securities and the other Reporting Persons disclaim beneficial ownership of such Shares.

(b) James J. Puplava and Mary Puplava are husband and wife, and may be deemed to beneficially own any Shares beneficially owned by the other. Mary Puplava holds 44,100 Shares in a revocable trust. 1,186,714 of the Shares beneficially owned by Mr. Puplava and 510,800 of the Shares beneficially owned by Mrs. Puplava are held in a 401(k) plan through which Mr. and Mrs. Puplava have the power to purchase additional shares, and to vote and to sell shares held in their respective accounts. Mr. Puplava also holds 235,700 Shares (including 140,000 Shares that may be acquired upon the exercise of options) in an IRA and other accounts in his own name.

Mr. and Mrs. Puplava have the power to control Puplava Financial and Puplava Securities in their capacities as shareholders, officers and directors of Puplava Financial and in their capacities as officers and directors of Puplava Securities, and can be deemed to beneficially own the Shares owned by those companies.

As trustees of the Puplava Family Trust ("Puplava Trust"), Mr. and Mrs. Puplava control the Shares owned by the Trust and can be deemed to beneficially own the shares owned by the Trust.

(c) During the last 60 days the Reporting Persons acquired the following Shares in open market purchases.

Reporting Person		Date		Number of Shares	Price Per Share
James Puplava		February 13, 2007		10,000			$1.70
James Puplava		February 16, 2007		23,000			$1.65
James Puplava		February 16, 2007		30,000			$1.65
Mary Puplava		February 16, 2007		15,000			$1.65
Puplava Financial	February 16, 2007		32,000			$1.65

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e) Not applicable.



SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  March 2, 2007


s/James J. Puplava
James J. Puplava


s/Mary Puplava
Mary Puplava


Puplava Financial Services, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


Puplava Securities, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


s/James J. Puplava
James J. Puplava, Trustee
Puplava Family Trust


s/Mary Puplava
Mary Puplava, Trustee
Puplava Family Trust


Mary Best Puplava


Puplava Financial Services, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


Puplava Securities, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


s/James Joseph Puplava
James Joseph Puplava, Trustee
Puplava Family Trust


s/Mary Best Puplava
Mary Best Puplava, Trustee
Puplava Family Trust